August 21, 2020

Mindy Rotter

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boston Trust Walden Funds; File Nos. 811-06526 and 33-44964

Dear Ms. Rotter:

On July 31, 2020, you provided oral comments with respect to the Annual Report to Shareholders for Boston Trust Walden Funds (the “Registrant”) for the period ended December 31, 2019 (the "Annual Report") and the Registrant’s prospectus dated May 1, 2020. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.         Comment. Please explain in correspondence why the contractual fee limit under the Expense Limitation Agreement noted in footnote 1 (page 45 of the Annual Report) does not agree to the amount disclosed in the prospectus referenced in the footnote. This comment applies to the Walden International Equity Fund

Response: The Registrant filed a post-effective amendment to its registration statement under Rule 485(b) on April 16, 2019. The contractual fee limit for the Walden International Equity Fund as disclosed on page 21 of that filing was 1.15%. On April 25, 2019, the Board of Trustees of Registrant approved a reduction of the contractual expense cap from 1.15% to 1.10%. This new, lower expense cap was disclosed in the Registrant’s Rule 497 and Rule 497K filings on May 1, 2019. These filings each contained footnotes to the expense table explaining the 1.10% contractual fee limit. Thus, the contractual fee limit of 1.10% given on page 45 of the Annual Report does agree to the contractual fee limit given on page 21 of the Registrant’s prospectus dated May 1, 2019.

2.         Comment. Please confirm that there are no components of other liabilities that should be separately classified on the statement of assets and liabilities. This comment applies to all funds other than the Boston Trust Midcap Fund and Walden International Equity Fund.

Response. Registrant confirms that each Fund’s Statement of Assets and Liabilities is prepared in accordance with guidance contained in Rule 6-04 of Regulation S-X, including separate break-out of specific liabilities as required by that Rule.

3.         Comment. Other Expenses appear to exceed 5% of total expenses of the Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Walden Midcap Fund and Walden SMID Cap Fund. Please confirm that any categories of Other Expenses have been separately identified in accordance with Regulation S-X, Rule 6-07.

August 21, 2020

Response. Registrant confirms that each Fund’s Statement of Operations is prepared in accordance with guidance contained in Rule 6-07 of Regulation S-X, and any expense category which exceeds 5% of total expenses is separately presented.

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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP

4846-9503-2518.1